Filed pursuant to Rule 433
Registration No. 333-151523

November 2, 2009

Housing Index Jumps Another 1.3%, Continuing
a 4-Month Increase in Home Prices

On Tuesday, the S&P/Case-Shiller Home Price Index report showed Month-over-Month increases for 17 of the 20 metropolitan areas covered.  The Composite-10 rose for the fourth straight month, up nearly 5% from the lows reported in June.

UMM investors have realized a 15.8% increase in underlying asset value since June, which is an annualized increase of more than 47%. Bearish housing investors bid up the price of DMM nearly 6% for the week.

Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973

UMM:   $23.06 (-$1.03, -4.28%)
DMM:   $26.10 ($1.46, 5.92%)

Implied HPA: +0.64%

The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 158.94 by August 2014 from 157.93 today (reflects data through August 2009).

Last week’s market movers:

“It’s the best measure out there”

- Seeking Alpha on DMM, Nov. 2, 2009

• • •
“The second quarter increase in sales activity and prices indicate that confidence is returning to real estate markets, setting the stage for price stabilization and, eventually, a housing market recovery.”

- David Stiff, Chief Economist, Fiserv

• S&P/Case-Shiller Composite-10: +1.3% (v. +1.9% prev.) • New Home Sales: 402k (v. 440k est.) • Personal Income: 0.0% (v. 0.0% est.)
This week’s housing market indicators:
Nov. 2 – Pending Home Sales Nov. 2 – Construction Spending Nov. 6 – Unemployment Rate

Major Metro Housing : Market Pulse	© MacroMarkets 2009

Contacts:
For general inquiries or for more information, please visit www. MacroMarkets.com or call  888-9House5   (888-946-8735)
For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission.  You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts.  There can be no assurance that the Trusts will achieve their investment objectives.  An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment.  There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders.  You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment.  An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked.  The price of the asset being tracked by a MacroShares Trust may be volatile.  It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend.  There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing : Market Pulse	© MacroMarkets 2009